Remuneration Policy of the BBVA Board of Directors

February 2011

Section	Page
Introduction	2
Subject matter	2
Frame of reference within BBVA corporate governance	2
Remuneration Committee	4
General principles behind the BBVA directors’ remuneration policy	6
General principles informing the BBVA directors’ remuneration policy	11
Remuneration policy for executive directors	2
Remuneration policy for non-executive directors	2
Remuneration scheme for executive directors	13
Fixed remuneration	13
Variable remuneration	14
Corporate pension scheme	17
Other remuneration	18
Main characteristics of the executive directors’ contracts with BBVA	19
Remuneration scheme for non-executive BBVA directors	20
Annual remuneration	21
Scheme for remuneration with deferred distribution of shares	21
Future policy	23

Introduction

Subject matter

This report deals with the remuneration policy of Banco Bilbao Vizcaya Argentaria, S.A. for the members of its Board of Directors. It is presented pursuant to the principles of maximum transparency and information regarding the Bank’s remuneration. The Bank applies these principles in all its documents providing public information, as established under its bylaws. It tries to separate out the remuneration of executive directors (ie, directors who have permanent powers of administration, have senior management duties and/or are employees of the Bank or its Group companies) from that of the non-executive directors, who are responsible together for decision-making on the governing bodies.

The report contains a description of the basic principles of the Bank’s remuneration policy with respect to executive and non-executive Board members, and a detailed presentation of the different elements comprising their remuneration. It was drawn up on the basis of BBVA’s corporate bylaws and the Board Regulations.

Likewise, the report includes the basic elements and principles of the Bank’s general remuneration policy.

Frame of reference within BBVA corporate governance

The BBVA Board of directors is conscious of the importance of a good corporate governance system to run the structure and operation of its corporate bodies in the best interests of the company and its shareholders. One of BBVA’s main objectives is to create long-term value. A suitable system of corporate governance is one of the mainstays of such value.

The bank’s Board of Directors is subject to regulations that reflect and develop the principles and elements that shape BBVA’s system of corporate governance. These comprise standards for the internal regime and for running the Board and its Committees, as well as the rights and obligations of directors in performance of their duties, which are contained in the directors’ charter.

The Board Regulations reserve powers to the Board to adopt resolutions on the remuneration of directors and, in the case of executive directors, any additional remuneration for their executive duties and other terms and conditions contained in their contracts.

Shareholders and investors may find the Board Regulations on the company website (www.bbva.com).

According to best corporate governance practices worldwide, the BBVA board of directors has established several Committees to help it carry out its mission more efficiently. These Committees provide help on issues related to their particular area of competence.

In May 2010, the BBVA Board of Directors resolved to set up two new Committees: one to deal with Appointments and another to deal with Remuneration. These replace the previous Appointments & Remuneration Committee in order to keep the Bank’s corporate governance system at the forefront of world governance practices and enhance the content of each Committee by greater specialisation in each separate item. This has meant amending the Board Regulations.

Below, we include a table with a breakdown of the Committees assisting the board and their members at year-end 2010:

Board Committees
Full name	Executive Committee	Audit & Compliance	Appointment	Remuneration	Risks
Francisco González Rodríguez	●

Ángel Cano Fernández	●

Tomás Alfaro Drake		●	●

Juan Carlos Álvarez Mezquíriz	●			●

Rafael Bermejo Blanco		●			●

Ramón Bustamante y de la Mora		●			●

José Antonio Fernández Rivero			●		●

Ignacio Ferrero Jordi	●			●

Carlos Loring Martínez de Irujo		●		●

José Maldonado Ramos			●	●	●

Enrique Medina Fernández	●				●

Susana Rodríguez Vidarte		●	●	●

This system of organisation requires a high number of meetings to be held both by the board and its Committees, covering a vast body of materials. It thus demands special dedication from the Board and Committee members, including non-executive directors. The amount of work required, along with the responsibility inherent to the post and the regime regarding incompatibilities imposed by the Bank’s board regulations, constitute the underlying elements of the remuneration scheme for the non-executive directors.

Remuneration Committee

Amongst the various Board Committees, this report will focus on the work of the Remuneration Committee as the body assisting the board on matters relating to remuneration with the powers attributed to it under the Board Regulations. It is charged with oversight of the observance of the remuneration policy established by the Company. The Committee will comprise a minimum of three members, to be named by the Board of Directors. All the members must be external directors and there must be a majority of independent directors, including the chairman.

The Remuneration Committee comprises five directors, all external, the majority of whom are independent directors. Their names, positions and status are listed below:

Full name	Position	Status
Carlos Loring Martínez de Irujo	Chairman	Independent

Juan Carlos Álvarez Mezquíriz	Member	Independent

Ignacio Ferrero Jordi	Member	Independent

José Maldonado Ramos	Member	External

Susana Rodríguez Vidarte	Member	Independent

This Committee meets as often as necessary to comply with its duties, convened by its chairman. During 2010 the Remuneration Committee has met 5 times to deal with matters within its remit.

The functions of the Remuneration Committee shall be as follows:

•	Propose the remuneration system for the Board of Directors as a whole, in accordance with the principles established in the Company bylaws. This system shall deal with the items comprising the system, their amounts and method of payment.

•	Determine the extent and amount of the remuneration, entitlements and other economic rewards for the Chairman & CEO, the President & Chief Operating Officer and, where applicable, other executive directors of the Bank, so that these can be reflected in their contracts. The Committee’s proposals on such matters shall be submitted to the Board of Directors.

•	Issue a report on the directors’ remuneration policy annually. This shall be submitted to the Board of Directors, which shall apprise the Company’s Annual General Meeting of this each year.

•	Propose the remuneration policy for senior management to the Board, and the core terms and conditions to be contained in their contracts.

•	Propose the remuneration policy to the Board for employees whose professional activities may have a significant impact on the Entity’s risk profile.

•	Oversee observance of the remuneration policy established by the Company and periodically review the remuneration policy applied to executive directors, senior management and employees whose professional activities may have a significant impact on the Entity’s risk profile.

•	Any other functions that may have been allocated under the Board Regulations or given to the Committee by a Board of Directors resolution.

In the performance of its duties, the Remuneration Committee shall consult with the chairman of the board and, where applicable, the Company’s chief executive officer via the Committee chair, especially with respect to matters related to executive directors and senior managers.

In accordance with the BBVA Board Regulations, the Remuneration Committee may ask people with knowledge or responsibilities related to its business within the Group to attend its meetings. It may also receive help from external advisors when this is required to establish an informed opinion on issues falling within its scope.

With these duties, the Remuneration Committee plays an essential role with respect to remuneration issues for the Bank’s Board of Directors. This is further explained in the sections that follow.

In reaching its decisions on remuneration issues, the Remuneration Committee and the Board of Directors in 2010 have received advice from the in-house BBVA services and information and advice from the principal global consultancy firms working on directors’ and senior-managers’ remuneration, such as Garrigues and Towers Watson. This report was drawn up by the Remuneration Committee with the help of Garrigues and Towers Watson.

General principles behind the BBVA directors’ remuneration policy

BBVA considers that its remuneration system is a key element in creating value. It thus has an advanced remuneration scheme based on the reciprocal generation of value for employees and for the Group in line with the interests of shareholders:

•	Long-term value creation.

•	Remunerate achievement of results on the basis of prudent, responsible risk bearing.

•	Attract and retain the best professionals.

•	Reward the level of responsibility and professional track record.

•	Ensure equity within the Group and competitiveness outside it.

•	Benchmark performance against the market using analyses from prestigious consultancy firms specialising in remuneration.

•	Ensure transparency in its remuneration policy.

This remuneration system reflects the standards and principles from generally accepted best Spanish and international practices with respect to remuneration and good governance at any time. It has been set up as a dynamic system, constantly evolving and improving.

This has enabled BBVA to have a remuneration aligned with the very latest standards in international corporate governance. These include those published in 2009 by the Financial Stability Board (FSB) and the Committee of European Bank Supervisors (CEBS). The strong alignment with the FSB standards was reflected in a report from a best-in-class consultancy in remuneration policy (MERCER), which stated that BBVA:

-
Uses economic profit (also known as economic value added), which reflects the level of risk borne and the cost of capital employed, as its key metric to monitor financial results when determining variable remuneration.

-	Includes financial and non-financial indicators that reflect aspects at individual, unit and Group level when measuring performance.
-	Assigns higher weighting factors to non-financial indicators for measuring performance of units with control and oversight functions.
-	Has a long-term remuneration component based on shares as part of the variable remuneration package.

In December 2010 the European Parliament and Council published Directive 2010/76/EU, 24th November 2010 (hereinafter the “Directive), regarding capital requirements for trading portfolios and re-securitisation transactions and supervision of remuneration policies. The Directive establishes provisions regarding the policies and practices of financial institutions with respect to remuneration and specifically with respect to categories of employees whose professional activities may have a significant impact on the entity’s risk profile or who perform control or oversight functions.

Also in December 2010, the Committee of European Bank Supervisors (CEBS) published guidelines for gain a clearer understanding of the Directive (Guidelines on Remuneration Policies and Practices) that clarify and go into the details of how to interpret to the Directive’s provisions.

As part of the constant improvement and evolution of the remuneration system and its alignment with best international practices, BBVA has analysed these documents and incorporated into its system those changes that it deems necessary to bring its remuneration policy into closer line with the provisions of the Directive and the CEBS.

The Group’s remuneration policy is structured taking into account the environment in which it operates and the results it achieves. It includes the following elements:

•	Fixed remuneration based on the level of responsibility, which constitutes a relevant part of total pay.

•	Variable remuneration linked to the achievement of previously established targets and prudent risk management.

Within this general framework, BBVA has established some principles that are specifically tailored to groups of people engaging in professional activities that may have a significant impact on the Entity’s risk profile or perform control or oversight functions, including executive directors and members of senior management. There are currently 200 identified as such throughout the Group. These principles are summarised below:

•	In total remuneration, the fixed and variable components will be duly balanced and the fixed component will be sufficient to allow the variable elements to be designed with flexible policies.

•	The staff with control and oversight functions will have a variable remuneration package containing a higher percentage weighting for targets related to their functions. This will foster greater independence from the areas whose business they must supervise.

•	The variable remuneration will pursue equilibrium between the amounts payable in cash and the amount payable in shares or financial instruments.

•	The delivery of part of the variable remuneration will be deferred over time.

•	And clauses will be established to limit or prevent, in certain cases, part of the variable remuneration pending payment from being delivered.

The combination of these elements comprises a balanced remuneration system reflecting the Group strategy and its values as well as the interests of its shareholders.

BBVA REMUNERATION SYSTEM

As indicated in this report, BBVA, in application of its remuneration policy principles, has designed a remuneration system for the Group that includes the following elements:

1.- FIXED REMUNERATION

The fixed remuneration in BBVA is established taking into account the level of responsibility and the professional track record of the employee within the Group. A remuneration benchmark is established for each function, reflecting its value to the Organisation. This remuneration benchmark is defined by analysing its equivalence and fairness inside the Group and on the market outside. First-level firms specialising in remuneration consultancy provide advice in this definition.

The fixed component will constitute a suitable high percentage of the total remuneration of the employee, allowing maximum flexibility regarding the variable components.

2.- VARIABLE REMUNERATION

The variable remuneration in BBVA continues to be a key element in the Bank’s remuneration policy. It rewards the creation of value in the Group through each of the Units comprising BBVA, so that at the end of the line, it rewards the contributions to value creation from individuals, teams and the aggregation of all of them.

The variable remuneration in BBVA comprises the following two core elements: ordinary variable remuneration, applicable to all employees, and a specific reward in shares for the management, whose essential aspects are listed below:

2.a) Ordinary variable remuneration

The BBVA variable remuneration model is based on establishing value creation targets for each Unit. Performance in meeting the targets determines the variable remuneration payable to the unit’s members. The distribution amongst members is based on individual performance.

Units are assigned two types of targets: financial indicators (Group and Unit indicators) and non-financial indicators that are specific to each Unit.

BBVA considers prudent risk management to be a key factor in its variable remuneration policy. This is why it has established economic profit (also known as economic value added) based on the amount of risk borne and the cost of capital employed as a principal financial indicator.

It has also established that non-financial elements should carry greater weight than financial indicators in the units with control and oversight functions (Internal Audit, Compliance, Financial Management, Legal Services, Accounts & Consolidation, Risks and Human Resources). This is in accordance with the Directive and reinforces the independence of the employees engaged in these functions vis a vis the areas they supervise.

2.b) Variable remuneration in shares

BBVA considers that it should maintain a system of variable remuneration in shares specifically for the Bank management staff considered to have a significant impact on the Group’s strategy and earnings. This specific variable remuneration is also an essential element in boosting morale and retaining talent amongst this set of BBVA managers.

The system is based on an incentive for the management. Each year, every manager is awarded an allocation of units which will serve as the basis for determining how many shares will be delivered on the settlement date. This number will be associated to the degree of compliance with a set of Group-level indicators, which will be determined annually.

For 2011, the above-mentioned indicators will be related to TSR (Total Shareholder Return), recurring Economic Profit (EP) and Net Attributable Profit.

The number of units initially allocated will be divided into three parts, each linked to each indicator. Each of these parts will be multiplied by coefficients of between 0 and 2 as a function of a scale, which will be defined each year for each of them. For TSR, the applicable coefficient will always be zero when the Bank is ranked below the median of its peer group. This reinforces alignment of the management’s variable remuneration with the shareholders’ interests.

The calculation of the number of shares that may be deliverable to the management for this incentive will be determined each year. This number of shares will, in general, be subject to the following criteria for retention:

(i)	40% of the shares received will be freely transferrable by the beneficiaries as of their delivery;

(ii)	30% of the shares received will become transferrable once a year has passed from the settlement date; and

(iii)	the remaining 30% will be transferrable as of two years after the settlement date.

BBVA, in order to align its remuneration system with the requirements of the Directive 2010/76/EU, 24th November 2010, regarding capital requirements for trading portfolios and re-securitisation transactions and supervision of remuneration policies, and with CEBS principles, has also established some specific conditions for payment of variable remuneration which will be applicable to the people who are engaged in professional activities that may have a significant impact on the Entity’s risk profile or who perform control or oversight functions, including executive directors and senior management, in the following manner:

- - - - -
In each of the variable remuneration payments, at least 50% of the total will be paid in BBVA shares.
The payment of 40% of each element in the total variable
remuneration, either in cash or in shares, will be deferred over time. The deferred amount will then be paid by one third a year over the next three years.
The percentage deferred will be increased for executive directors and senior management up to 50% for each element in the total variable remuneration.
The shares paid may not be availed for one year. This retention will be applicable to the net amount of the shares, having discounted the part needed to settle the payment of taxed on the shares received.
Additionally, specific circumstances will be established in which the settlement of the deferred variable remuneration can be reduced or completely blocked.

Pursuant to the BBVA variable remuneration policy presented, the Entity’s Board of Directors will propose that the AGM approves the system of variable remuneration in shares described above.

General principles informing the BBVA directors’ remuneration policy

The remuneration system described above is applied to the entire BBVA staff, adapted to different positions according to their levels of responsibility and professional development. The specific features of the BBVA Board of Directors and senior management are also taken into account for their members.

Thus, BBVA’s remuneration policy for members of the Board of Directors distinguishes between the remuneration of executive directors and non-executive directors.

Remuneration policy for executive directors

The system established to remunerate executive directors places a premium on their executive duties. It applies remuneration items used worldwide by the big listed international corporations to pay their senior staff.

These items are included in article 50.bis of the BBVA bylaws and correspond with those applicable to its senior management as a whole.

The remuneration policy for executive directors is aligned with the Group’s general remuneration policy. It considers various elements, including the following:

•	Fixed remuneration, taking into account the level of responsibility the position’s duties entail and ensuring this remuneration is competitive with remuneration paid for equivalent posts in the international banks in the main European countries and the USA. The fixed remuneration will comprise a relevant part of the total remuneration.

•	Ordinary variable remuneration linked to the Group earnings. The amount is subject to achieving specific, quantifiable targets directly aligned with shareholders’ interests insofar as they contribute to the generation of value for the Bank.

Remuneration policy for non-executive directors

The remuneration policy for non-executive directors is not intended to reward attendance at meetings via per diem payments. Rather, it is based on criteria measuring responsibility, dedication and incompatibilities inherent to each post held. There are two elements to said policy:

•	Annual remuneration for occupying a seat on the Board and another for belonging to the different Board Committees. Greater weighting is applied to chairing Committees, and the relative nature of the duties of each Committee is also weighted.

•	A scheme for deferred delivery of shares. Beneficiaries are allocated a number of theoretical shares to be delivered to them, where applicable, on the date on which they leave the Board for any cause other than dereliction of duties. This scheme is in line with best international practices in corporate governance.

Remuneration scheme for executive directors

As indicated above, the structure of executive-directors’ remuneration is regulated under article 50.bis of the Bank’s bylaws. It is in line with the general policy for senior-management remuneration.

The contracts signed with each independent director determine their respective remuneration packages, entitlements and economic rewards, comprising the items established under said article 50.bis of the Company bylaws. Below is a detailed analysis of such items:

Fixed remuneration

The Remuneration Committee each year considers the possible updating of the fixed remuneration of the executive directors established under article 50.bis of the Bank’s bylaws and on the basis of studies and analyses to ensure suitable compensation and maintain a remuneration structure in which the fixed components are sufficiently weighted against the total remuneration to reward the level of responsibility and the characteristics of every position.

The Committee takes other factors into account, such as the average increase in the remuneration of senior management and the specific characteristics of each position, as well as the remuneration information supplied by the main consultancy firms working in management-remuneration policy worldwide.

This year, the Committee has also considered the effect on the remuneration structure for executive directors of the changes in BBVA’s general remuneration policy stemming from its adaptation to the requirements of Directive 2010/76/EU, 24th November 2010, on capital requirements for trading portfolios and re-securitisation transactions and supervision of remuneration policies. It also took into account the status of the fixed remuneration amount over the last few years.

The Committee determines the fixed remuneration payable to each executive director and then puts its proposal to the Board for approval, with the acquiescence of the executive directors.

The Board meeting, 1st February 2011, following the proposal from the Remuneration Committee, resolved to establish the following fixed remuneration packages for the executive directors:

Chairman & CEO: President & COO:	€1,966,260 €1,748,000

Variable remuneration

The variable remuneration of the BBVA executive directors, like that of the rest of the senior management, comprises ordinary variable remuneration and an incentive for the management. These elements are each described below:

Ordinary variable remuneration

The ordinary variable remuneration model applicable to executive directors, approved by the Board of Directors contains the elements of the general system established for the Group’s senior management. It also takes into account the specific nature of the executive directorships, defining a scheme for them within the corporate framework by setting targets and individually assessing each such target.

The targets to determine the ordinary variable remuneration of executive directors are established by the Remuneration Committee on the basis of information on the metrics of variable annual remuneration in the large international banks and their evolution over time. These are then submitted to the approval of the Board of Directors.

The targets are significantly linked to the Group earnings, the Bank’s cost-income ratio and each executive director’s personal indicators subject to the following weighting:

	Group recurrent	Group recurrent		Specific
	adjusted economic	cost-income ratio	Group net	task-related
	profit target	target	attributable profit	targets
Chairman & CEO	50%	20%	30%	—

President & COO	50%	15%	25%	10%

Pursuant to the core principles of BBVA’s general remuneration policy and on the basis of prudent risk management, BBVA has chosen the Group’s recurrent Economic Profit (EP) as the main indicator for measuring the Group’s targets for the purpose of establishing its executive directors’ variable remuneration. It considers that this is the most suitable way to measure sustained generation of shareholder value, considering the level of risk borne and the cost of capital employed.

Technically speaking, the Economic Profit is obtained by taking the recurrent Adjusted Profit and subtracting the return on the capital employed in each business divided by the cost of said capital, or the expected rate of return for investors. The Adjusted Profit is not the same as the Book Profit, as economic criteria are used to define it rather than the accounting standards in some kinds of operations. Conceptually, Economic Profit is the recurrent profit generated over and above market expectations regarding capital yields.

Variable remuneration in shares

A fundamental part of BBVA’s remuneration of its managers, including executive directors and the senior management, is its policy of variable remuneration based on the delivery of Bank shares.

The managers are rewarded, as described in previous sections of this report, by allocating a number of units to each. This acts as the basis to determine the number of shares deliverable on the settlement date, and will be associated to the degree of compliance with various Group-level indicators that will be determined every year. For the current year, they would be as follows:

•	Performance of the Bank’s Total Shareholder Return (TSR) from 1st January to 31st December 2011, compared against the TSR performance of the following peer group of international banks over the same period: BNP Paribas, Société Genérale, Deutsche Bank, Unicredito Italiano, Intesa San Paolo, Banco Santander, Credit Agricole, Barclays, Lloyds Banking Group, Royal Bank of Scotland, UBS, Credit Suisse, HSBC, Commerzbank, Citigroup, Bank of America, JP Morgan Chase, Wells Fargo.

TSR measures the return on investment for shareholders as the sum of the change in the listed value of the share plus dividends and other similar items during the period under consideration.

•	Compliance with the aforementioned budgeted recurrent economic profit in the Group.

•	Compliance with the net attributable profit target in accordance with the Group’s growth plans.

The number of units will be divided into three parts, each linked to one indicator. Each of these parts will be multiplied by coefficients of between 0 and 2 as a function of a scale defined each year for each of them. For TSR, the applicable coefficient will always be zero when the Bank is ranked below the median of its peer group. This reinforces alignment of the management’s variable remuneration with the shareholders’ interests.

The sum of these three components, each weighted accordingly, will determine the number of shares to which each beneficiary is entitled.

Executive directors, like the rest of the senior management and of people engaged in professional activities with a significant impact on the Entity’s risk profile or performing control and oversight functions, will receive their total variable remuneration for 2011 under the following terms and conditions:

•	In each of the variable remuneration payments, at least 50% of the total will be paid in BBVA shares.

•	The payment of 50% of each element in the total variable remuneration will be deferred over time. The deferred amount will then be paid by one third a year over the next three years.

•	The shares paid may not be availed for one year. This retention will be applicable to the net amount of the shares, having discounted the part needed to settle the payment of taxed on the shares received.

•	Additionally, specific circumstances will be established in which the settlement of the deferred variable remuneration can be reduced or completely blocked.

Variable remuneration for 2010

Once the final accounts are established for 2010, the executive directors’ variable remuneration for the year will become payable, applying the system established by the Board of Directors and as a function of their degree of compliance with the targets established for each of them with respect to the Group’s net attributable profit, recurrent economic profit, recurrent cost-income ratio and their own personal indicators. These will be weighted as follows:

	Group recurrent	Group recurrent		Specific
	adjusted economic	cost-income ratio	Group net	task-related
	profit target	target	attributable profit	targets
Chairman & CEO	50%	20%	30%	—

President & COO	50%	15%	25%	10%

Likewise, to determine the amount of variable remuneration payable for 2010, as for the rest of the BBVA senior management, the corporate multiplier will be applied that rewards the results obtained over and above the targets established for the Group’s recurrent economic profit.

The Chairman & CEO has accrued the sum of €3,010,923 under the item of variable remuneration for 2010 payable in 2011. This is 11.13% below the amount accrued in 2009. The President & COO has accrued the sum of €1,889,389 under the item of variable remuneration for 2010 payable in 2011. This is the first full year for which he has held this position.

Also in 2011, pursuant to the terms established by the General Meeting, 13th March 2009 and in its corresponding Regulations, the 2009-2010 long-term incentivation Programme will be settled. This was for management staff, including executive directors. The settlement will not entail the delivery of shares or any amount to its beneficiaries as the BBVA TSR comparison against the 18 international banks in its peer group was such that it produced a multiplier of 0 applicable to the number of units allocated to each beneficiary.

On the date of this report, the 2010-2011 long-term incentivation programme adopted by the General Meeting, 12th March 2010 is in force. The number of units allocated to the executive directors under the programme was: 105,000 units to the Chairman & CEO and 90,000 units to the President & COO.

Corporate pension scheme

Pursuant to article 50.bis of the corporate bylaws, the contracts for the executive directors include a system of protection against the contingencies of retirement, disability and death.

The provisions recorded at 31st December 2010 to cover the pension commitments for the President & COO stood at €14,550,777. On said date, there were no other pension obligations with executive directors.

These commitments stem from the contract with the President & COO to cover the contingencies listed below:

a)	Retirement

The entitlement to receive an annual retirement pension is recognised, whose amount will be calculated on the basis of the annual average total remuneration that would have been payable over the last two years prior to his retirement as his fixed remuneration and part of his variable remuneration. The amount of the pension will be determined as a function of his effective seniority in the Bank until reaching the age of 65 years, capped at 85%.

This entitlement will arise when, in performance of his professional duties, he reaches the age of 65 years.

b)	Disability

On the same bases as the retirement pension, the entitlement to a disability pension will be recognised for an amount equal to the maximum amount of his retirement pension should he become permanently, totally or absolutely disabled whilst performing his professional duties.

c)	Death

In the event of death, his widow will be entitled to a pension of 50% of the average pensionable base for retirement or, as applicable, the retirement or disability pension that he may be receiving.

Likewise, an annual orphans’ pension will be granted for children until they reach the age of 25. For each such child, this will be 20% of the same bases used for the widow’s pension.

In no event may the widow’s and orphans’ pension be more than 100% of what the beneficiary of the policy was receiving at the time of death.

The Bank’s retirement commitments for the President & COO may be met, as he chooses, by the payment of a lifelong annuity pension, or by payment of a lump sum at the time when the conditions established for this in the contract occur.

Other remuneration

BBVA’s executive directors are entitled to benefit from the reward schemes established for the Bank’s senior management in general and other remunerations such as rental cars, insurance, etc.

Main characteristics of the executive directors’ contracts with BBVA

The contracts signed with the executive directors are open-ended and compliant with the rights recognised under article 50.bis of the Bank’s bylaws. None include any period of prior notice.

At the date of this report, the Bank has no commitments to pay severance indemnity to any executive directors.

The terms and conditions of the current President & COO’s contract determine that should he cease to hold this post for any reason other than his own will, retirement, disability or serious dereliction of duty, he will be given early retirement with a pension, which he may choose to receive as a life-long annuity or as a lump sum. This will be 75% of his pensionable salary should this occur before he reaches the age of 55 years, or 85% should it occur after he has reached said age.

Remuneration scheme for non-executive BBVA directors

BBVA has set up a remuneration system tailored to the posts of non-executive BBVA directors, different from the system for the executive directors. It is based on their responsibilities, dedication and incompatibilities as a function of the post they hold.

To such end, the performance of the duties of BBVA board members requires special dedication, as there is a high number of meetings held both by the Board of Directors and the various Committees assisting it. The number of meetings held in 2010 was:

Number of meetings
Board of Directors	14

Executive Committee	20

Audit & Compliance Committee	13

Risks Committee	48

Appointments & Remuneration Committee*	3

Appointments Committee	2

Remuneration Committee	2

• This includes the number of meetings held to May 2010, on which date the Committee was replaced by two specific, independent Committees, one for Appointments and one for Remuneration.

BBVA directors are also subject to a strict regime of incompatibilities in sitting on governing bodies of Group companies or associated undertakings. Thus, except for executive directors with express authorisation from the Board, Board members may not take up directorships in subsidiaries or associated undertakings, when the directorship is linked to the Group’s shareholding in such company.

Moreover, when the current Board members leave their Bank directorship, they may not provide services to another financial institution in competition with the Bank or its subsidiaries for two years, unless they are given express authorisation by the Board. Such authorisation may be denied on the grounds of corporate interest.

Non-executive directors are subject to a system regulating possible conflicts of interest between their private activity and the performance of their duties as BBVA director. The system is governed by the Board Regulations.

On the basis of the foregoing, the remuneration system for non-executive directors comprises the following elements:

Annual Remuneration

Non-executive directors receive an annual payment for sitting on the BBVA Board, and another fixed amount for their membership of different Committees. Chairing a Committee is given a higher weighting, and the amount for Committee members reflects the different duties of each Committee.

The Board of Directors periodically reviews these fixed components in order to ensure they keep up with changing market circumstances and any changes in the kind of duties that the BBVA directors perform. These amounts have not been updated since July 2007.

The remuneration payable to the non-executive directors for 2010 are given below. The figures are itemised for membership of Committees and the positions held on the Committees:

Moreover, during 2010, insurance premiums have been paid for non-executive directors to the total joint sum of €94,939.

Scheme for remuneration with deferred distribution of shares

The Bank has a scheme for remuneration through deferred delivery of shares for its non-executive directors. This was adopted by the BBVA General Meeting, 18th March 2006. It comprises an annual allocation of “theoretical BBVA shares” to the non-executive directors, as part of their pay, which will be delivered, where applicable, on the date on which they cease to be directors for any cause other than serious dereliction of duty.

The annual number of “theoretical shares” allotted to non-executive directors who are beneficiaries of this scheme will be equivalent to 20% of the total remuneration payable to the non-executive director in the previous year, according to the average of the closing prices of the BBVA share during the sixty trading sessions prior to the AGM approving the corresponding financial statements.

The number of theoretical shares allocated to each of the non-executive directors in 2010 as beneficiaries of the scheme for remuneration through deferred delivery of shares, corresponding to 20% of the remuneration payable to said directors during 2009, and the total number of theoretical shares accumulated are as follows:

This long-term remuneration system is in line with international tendencies in corporate governance, since the theoretical shares allocated to the directors are not materialised until the moment they leave their post, providing this is not due to dereliction of duty. Where there is such dereliction, the director would not receive any payment under this item.

Having reached the end of the initial five-year term established in the AGM resolution, 18th March 2006, for this system of deferred share delivery for non-executive directors, the Board of Directors will propose it be extended at the next AGM.

Future policy

The remuneration system BBVA has established for the members of its Board of Directors has been described in detail in this report. It is the system that will be applied during the current year, in compliance with the resolutions of the Bank’s corresponding governing bodies, as explained. The same system will be applicable in future years, unless the competent governing bodies resolve otherwise in the light of changed circumstances.

The above notwithstanding, the Remuneration Committee, in performance of its duties under the Board Regulations, periodically reviews the Board of Directors’ remuneration policy. Within the framework established in the Company bylaws, it puts to the Board any proposals it deems timely with respect to the items included and the amount earmarked to them, taking into account the current market environment and the Company’s earnings.